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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 1-13973
                                                -------

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q   [ ] Form N-SAR

              For Period Ended: September 30, 2000

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                             UniCapital Corporation
                            -----------------------
                            Full Name of Registrant

                                 Not applicable
                           -------------------------
                           Former Name if Applicable

                      10800 Biscayne Boulevard, Suite 800
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                                Miami, FL 33161
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

     [X] or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Management has concentrated its efforts on matters related to its credit facilities and financing arrangements and therefore has been unable to complete the Form 10-Q within the prescribed time period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     E. Talbot Briddell                      305                  899-5000
     ------------------                  -----------         ------------------
         (Name)                          (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).      [X] Yes   [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                 [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              SEE ATTACHMENT A



                             UniCapital Corporation
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 14, 2000                           By:/s/ E. Talbot Briddell
         ----------------------------------------    -------------------------
                                                        E. Talbot Briddell
                                                        Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).




                                  ATTACHMENT A

The Company expects to report significant losses for the three-month and nine-month periods ended September 30, 2000. These losses reflect a deterioration in the Company's financial results when compared with net income reported in the three-month and nine-month periods ended September 30, 1999. The principal elements of the losses in the current-year period are additions to the previously-established reserve for assets in the Company's Big Ticket Division (the results of which have been discontinued, as previously disclosed) and additional write-offs of goodwill. The final amounts of the reserve additions and goodwill write-offs have not yet been determined by the Company. Accordingly, the Company is not yet in a position to estimate the quantitative impact of these factors upon the Company's financial results for the three- and nine-month periods ended September 30, 2000.